07026703

SurfControl®

August 31, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED SEP 10 2007 WASH. D.C. 186 SECTION

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Morgan Stanley Secs. EPT Disclosure, dated August 6, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 6, 2007
- REG-Barclay PLC, Rule 8.3 – SURFCONTROL, dated August 6, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 7, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 7, 2007
- REG-Elgin Capital LLP Rule 8.3 – SurfControl PLC, dated August 7, 2007
- REG-SurfControl PLC Holding(s) in Company, dated August 7, 2007
- REG-SurfControl PLC Fourth Quarter Earnings – Part 1, dated August 8, 2007
- REG-SurfControl PLC Fourth Quarter Earnings – Part 2, dated August 8, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 8, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 8, 2007
- REG-Hermes Inv Mngmt Rule 8.3 – SurfControl Plc, dated August 8, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 8, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 8, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 9, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 9, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 9, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 10, 2007
- REG-SurfControl PLC Holding(s) in Company, August 10, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 10, 2007

SUPPL

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel

dlw 9/19

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters - SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:5735B
Morgan Stanley Securities Ld(EPT)
06 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
197	6.8750	6.8550

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
281	6.8650	6.8500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	340	6.8533
CFD	SHORT	256	6.8578

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFEITIIRIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:5800B
UBS AG (EPT)
06 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	03 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	120,000	0.42%	319	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	120,000	0.42%	319	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	50	686.5 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	06 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIXUGGGRL

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	03 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	634,908	2.21%	6,317	0.02%
(2) Derivatives (other than options)	119,157	0.41%	221,770	0.77%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	754,065	2.62%	228,087	0.79%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,920	6.8498
Sale	2,920	6.8498
Sale	2,920	6.8498
Sale	2,920	6.8498

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	2920	6.8497

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:6535B
UBS AG (EPT)
07 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	06 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	351,800	1.22%	269	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	351,800	1.22%	269	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	24746	682 pence
PURCHASE	76	682
PURCHASE	115	682
PURCHASE	63	682
PURCHASE	8937	682
PURCHASE	10000	682
PURCHASE	6063	682
PURCHASE	1800	682.5
PURCHASE	50	683.5
PURCHASE	80000	684
PURCHASE	100000	684
TOTAL PURCHASE:	231,850	
TOTAL SALE:	0	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable) (Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	07 AUGUST 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIDXGGGRR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:6544B
Morgan Stanley Securities Ld(EPT)
07 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
162	6.8650	6.8350

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	162	6.8484

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVLTRIDIID

Financial Announcements

REG-Elgin Capital LLP Rule 8.3- SurfControl PLC

RNS Number:6627B
Elgin Capital LLP
07 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Elgin Capital LLP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary Shares
Date of dealing	06th August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	349117	1.21		
(3) Options and agreements to purchase/sell				
Total	349117	1.21		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	97200	684p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07/08/2007
Contact name	Nick Reed
Telephone number	020 7340 9104

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETOKOKKBBKDAFK

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:7062B
Surfcontrol PLC
07 August 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 03 AUGUST 2007

6. Date on which issuer notified: 07 AUGUST 2007

7. Threshold(s) that is/are crossed or reached: 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights (vii)
GB0002901790	1,748,231	6.08%

Resulting situation after the triggering transaction (xii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (xi)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002901790		2,050,043		7.13%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,050,043	7.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The interest in 2,050,043 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered in CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

END

HOLBRGDIISGGGRR

Financial Announcements

REG-Surfcontrol PLC Fourth Quarter Earnings - Part 1

RNS Number:7158B
Surfcontrol PLC
08 August 2007

SurfControl plc ("SurfControl" or "the Company")
FY 2007 Fourth Quarter Earnings

SurfControl achieves top line growth of 13% driven by above market growth rates in on-demand services, appliances and OEM

Scotts Valley, CA (August 8, 2007) - SurfControl plc (London: SRF.L) the leading provider of global on-demand, network and endpoint IT security solutions, today reported financial results for the fourth quarter ended June 30, 2007

Fourth Quarter Operational Highlights

- Q4 revenues and pro-forma profits in line with expectations
- Overall billings growth of 13% to $38.9m (Q4 FY06: growth of 5% to $34.5m)
- On-demand service and product billings growth rates were 95% and -4% respectively, producing 4% billings growth on a like-for-like basis
- On-demand services produced a positive profit contribution in the quarter reflecting strong growth, rapid integration and the quality of the BlackSpider acquisition
- Successful launch of Web Filter Appliance
- Proportion of billings via channel partners increased to 79% (Q4 FY06:65%)
- E-mail security sales 34% of total billings mix reflecting breadth of solution offerings
- Significant growth rates in OEM and appliance billings of 94% and 170% respectively
- Americas to Rest of World revenue mix reaches management target of 50/50

Fourth Quarter Financial Highlights (US $m)

Q4 and 12 Months FY2007	3m 30/06/07 $m	3m 30/06/06 $m	%	12m 30/06/07 $m	12m 30/06/06 $m	%
Revenue	33.9	27.6	23%	127.6	101.9	25%
Gross margin %	94%	98%		96%	98%	
**Specific items	4.2	-		4.2	6.9	
(Loss)/Profit before tax	(6.2)	0.5		(9.4)	0.7	
Pro-forma operating profit	1.5	1.5		7.7	10.9	
Basic EPS (US cents)	(31.8)	1.3		(40.4)	2.0	
Channel billings %	79%	65%		79%	67%	
Non-Americas revenue %	50%	41%		48%	40%	
Billings	38.9	34.5	13%	128.9	110.9	16%
Deferred revenue	104.7	93.6	12%			
Cash and liquid investments	47.1	80.9				
Cash generated from operations	5.4	3.1		10.2	15.9	
Cash from operations pre-specific items	6.4	4.2		11.8	22.6	

Reconciliations from the nearest IFRS measure to all pro-forma measures contained in this RNS are provided in the financial information following this RNS, and at www.surfcontrol.com/investors/financial_information. **Specific items are defined in Note 3 on Page 17 of the financial information attached to this RNS.

As per previous announcements made by the Company, the process towards Completion of the recommended acquisition of SurfControl Plc by Websense Inc. (the "Acquisition") continues. The EGM and court convened shareholder meeting to decide the shareholder vote in relation to the Acquisition will be held on 16 August 2007. Should shareholders vote in favour of the Scheme, and the court hearing be in favour of the Acquisition, then Completion is expected to occur on 3 October 2007.

Commenting on the results, Patricia Sueltz, CEO said, "The Company has performed very well in the fourth quarter, especially in light of challenges arising from being in an Offer Period, delivering a solid overall performance with creditable top line growth. Driving this performance is the commitment and professionalism of our employees, supported by the breadth of SurfControl's product and service offerings, broad international reach and established reseller network."

For further information:

ICIS Financial PR	+44 (0) 207 651 8688
Tom Moriarty	tom@icisnet.com
Caroline Evans-Jones	caroline@icisnet.com
SurfControl	+1 831 440 2621 and +44 (0) 1260 296 257
Pat Sueltz, CEO	pat.sueltz@surfcontrol.com
Simon Wilson, CFO	simon.wilson@surfcontrol.com

Fourth quarter and 12 month year-to-date financial highlights

The Company has changed its annual accounting reference date of 30 June to 31 December with immediate effect, in order to align its reporting year end with the majority of comparable companies around the world. As a consequence these fourth quarter results represent the second set of interim financial information in respect of an extended 18 month period ended 31 December 2007. An independent interim review opinion has been provided by the Company's auditors on the financial information on pages 7 to 24 attached to this RNS.

Billings in the quarter grew 13% to $38.9m (Q4 FY06: $34.5m). On-demand services billings grew 95% to $5.7m (BlackSpider Q4 FY 06: $2.9m) on a like-for-like basis compared to the prior year fourth quarter billings of BlackSpider before the acquisition by Surfcontrol. Product billings declined 4% to $33.2m (Q4 FY06: $34.5m). Adjusted to recognise the prior year Q4 on-demand services billings of BlackSpider, the quarter on quarter billings growth rate of the Company is 4% on a like-for-like basis. Appliance billings grew 170% in the quarter driven by the launch of the new Webfilter Appliance. OEM billings grew 94% in the quarter driven by growing relationships in the security appliance segment of the market.

Earlier in the fiscal year a decision was taken to withdraw automatic deep discounting on three year licensing deals. As in the second quarter, this has caused a significant year over year decline in three year contracts in favour of one year contracts. Three year contracts as a proportion of total billings were 35% in the fourth quarter (Q4 FY06: 49%), and this contributed to the year over year decline in Product billings, but improved the rate of revenue conversion from billings.

During the fourth quarter the Company moved further towards a full channel business model, which is in line with our commitment to our channel partners and remains a strategic goal for the Company. The channel sold 86% of new business (Q4 FY06: 76%) and made 79% of overall sales (Q4 FY06: 65%). The proportion of sales made by distributors also continued to grow compared to the prior year. This was most marked in the US and UK. During the quarter the Company won 949 new customers (Q4 FY06: 977) including 298 on-demand customers. The number of large deals > $50,000 was 109 in the quarter (Q4 FY06: 79).

Revenue for the quarter increased by 23% to $33.9m (Q4 FY06: $27.6m) and increased by 25% to $127.6m for the 12 months to June 30, 2007 (12m FY06: $101.9m). Product revenue increased 9% in Q4 FY07 and on-demand services revenue grew 80% in the same period. Adjusted to recognise the prior year on-demand services revenues of BlackSpider of $2.2m, the quarter on quarter revenue growth rate of the Company is 15% on a like-for-like basis.

Overall gross margin for the quarter was 94% (Q4 FY06: 98%) and 96% for the 12 months to June 30, 2007 (12m FY06: 98%), reflecting an increase in the mix of on-demand services and appliance sales.

Licence revenue was 13% of total revenue in the quarter (Q4 FY06: 14%). The lower proportion of licence revenue compared with last year reflects the increasing mix of on-demand service revenue which is fully subscription-based. Deferred revenue increased by 12% to $104.7m (Q4 FY06: $93.6m) increasing forward revenue visibility; 71% of the deferred revenue will be recognised as revenue in the next 12 months (Q4 FY06: 68%).

Revenue in the Americas for the quarter was 50% of the total (Q4 FY06: 59%). The shift has been driven both by the strong growth rates in APAC and EMEA and the addition of significant on-demand sales this year, which have been largely in EMEA. Achieving a 50/50 Americas to Rest of World revenue mix has been a long-standing management goal.

Pro-forma operating profit for the quarter was consistent with the prior year at $1.5m (Q4 FY06: $1.5m) and was $7.7m for the 12 months to June 30, 2007 (12m FY06: $10.9m). The year on year decrease over the 12 month period to June 30, 2007 reflects the pro-forma operating losses arising from the on-demand services in the first three quarters of the year, a decline in gross margins due to the increased mix of services and appliances within revenue, and a general increase in expenses across the business as a whole. On-demand service revenues produced a positive contribution to the Company's pro-forma operating profit for the fourth quarter.

FTE headcount at the end of the fourth quarter was 611 (Q3 FY07: 617), with the decreases primarily arising in R&D and administrative support functions.

Share-based payment costs, amortisation of intangible assets and depreciation are required under IFRS to be included in each of the principal operating cost categories of selling and distribution, research and development, and general and administrative. The nature and scale of each of these costs is separately disclosed at the end of the financial information contained in this RNS. In total these amounts were as follows:

- Amortisation of intangibles increased to $1.7m (Q4 FY06: $0.6m) as a result of the BlackSpider acquisition in July 2007
- Share-based payments increased to $1.1m (Q4 FY06: $0.6m) primarily as a result of the increase in the provision for UK National Insurance on potential share option gains driven by the increase in the share price during the fourth quarter
- Depreciation increased to $1.2m (Q4 FY06: $0.6m) in line with capital expenditure on internal infrastructure, information systems and the acquisition of on-demand data centres from BlackSpider and their extension.

At the time of the Q3 earnings release the Company had stated that as a result of the offer by Websense to acquire SurfControl, the Company expected to incur exceptional costs related to the transaction in the fourth quarter in the areas of legal and professional advisory fees, retention bonus costs for employees, and an increase in the provision for employers National Insurance on potential equity gains driven by the offered price of 700 pence and that these would have a material effect on fourth quarter profitability. In addition to the impact of National Insurance on equity compensation costs noted above, the Company has incurred transaction related costs of $4.2m in the fourth quarter relating to legal and professional advisory fees and retention bonus costs for key operational employees. These Specific items have been disclosed on the face of the consolidated income statement and in the notes. The Specific items of $6.9m in the prior year of FY06 related to restructuring and onerous lease charges. Other transaction-related liabilities exist in the range of $6-$8m, contingent upon the successful completion of the proposed transaction, details of which have been disclosed as part of the financial information attached to this RNS announcement.

Net interest income for the quarter was $0.4m (Q4 FY06: $0.7m) and was $1.6m for the 12 months to 30 June 2007 (12m FY06: $3.1m). The reduction in net interest income reflects the lower levels of cash and liquid investments following the purchase of BlackSpider in July 2006.

After charging these net costs to pro-forma operating profit, the loss before tax for the quarter was $6.2m (Q4 FY06: profit of $0.5m) with a loss of $9.4m for the 12 months to June 30, 2007 (12m FY06: profit of $0.7m). Income tax expense for the 12 months to June 30 is $1.5m primarily relating to taxable profits in regions outside of the UK for which there is no immediately available offset of tax losses elsewhere in the Group. Basic loss per share for the quarter was 31.8 cents (Q4 FY06: earnings of 1.3 cents) and was a loss of 40.4 cents for the 12 months to June 30, 2007 (12m FY06: earnings of 2.0 cents).

Operating cash flow before Specific items for the quarter increased to $6.4m (Q4 FY06: $4.2m) and was $11.8m for the 12 months to June 30, 2007 (12m FY06: $22.6m). The decrease relative to the prior 12 months was primarily driven by the higher rates of growth in revenue than billings, and the negative cash flow in the first three quarters of the year from the acquired BlackSpider business. On-demand service billings produced a positive contribution to the Company's cash flow in the quarter. Cash generated from operations was $5.4m for the quarter (Q4 FY06: $3.1m) and was $10.2m for the 12 months to June 30, 2007 (12m FY06: $15.9m). Free cash flow increased in the quarter to $5.1m compared to the prior quarter's outflow of ($2.7m) due to improved working capital and reduced outflows relating to capital expenditure and taxes. As a result, net cash and liquid investments ended the quarter higher at $47.1m (Q3 FY07: $41.1m).

Fourth quarter corporate highlights

Introduction

The Company has made significant progress in the fourth quarter despite the inevitable disruption caused by being in an Offer Period. We are delighted that the Company has remained at the forefront of the market, and at the same time delivered the top line growth reported in these results.

The market

The market continues to grow with the same trends that we have seen over the past 12 months. The most prominent trend is the increased appetite for on-demand service delivery of threat management. With one of the leading solutions of this type in the market, SurfControl has been a major beneficiary of this dynamic change throughout the year.

The threats experienced by our customers are more diverse and dangerous than they have ever been. The trend towards mobile and/or flexible working presents new types of risks and customers want layered protection to combat the complexity of Internet content threats. By offering protection at the end-point, the network and in the Cloud, SurfControl is well positioned to provide such protection.

On-demand services

It is clear that our move into the provision of on-demand services was extremely timely. The acquisition and integration of BlackSpider a year ago, one of the then leading independent providers of this service established SurfControl as a major player in this growing market. The increase in the fourth quarter of 95% in on-demand service billings compared to the fourth quarter FY06 results of BlackSpider prior to their acquisition by SurfControl is testament to our ability to maintain above market growth rates for on-demand Internet content protection services.

High service levels are critical in the on-demand services market. We are therefore delighted to have announced since the quarter end that following a stringent review process, MailControl and WebDefense have been certified to ISO 27001 by SGS UK Ltd. This certification is awarded to solutions that comply with industry best practices and is a key component in meeting U.S. legislative and regulatory requirements.

Further developments in this area include our launch of the MailControl and WebDefense on-demand services in India and Singapore, extending SurfControl's global service coverage.

Research and product development

During the quarter, the Company was very active in new product and version releases across our entire range of solution offerings.

- Of particular importance was the launch of the SurfControl Web Filter Appliance with support from Microsoft, providing market-leading software for multi-layered threat protection and Web content filtering in a single appliance form factor. The Web Filter Appliance has been well received by our distribution partners and a total of 90 units have shipped since its launch in May;
- SurfControl released improved Email Filter heuristics to combat image-based spam which is a major threat recently faced by organisations around the world;
- Web Filter 5.5 Service Pack 2 for Windows, ISA Server, Citrix and Mobile Filter was released, which included dramatic improvements in throughput, dynamic classification capabilities, and the extension of IM and P2P filtering to ISA Server;
- SurfControl further enhanced its on-demand WebDefense service with NTLM authentication;
- SurfControl made available three new versions (English, French, Italian) of its Virtual Control Agent, a neural network based dynamic categorization agent, which further enhances SurfControl's categorization database. This function provides categorization, even if a site is too new to be in the database;
- SurfControl also announced just after the quarter end the availability of SurfControl Enterprise Threat Shield 4.0, with incremental update capabilities suitable to large enterprises, providing application and file control endpoint device protection against malicious and inappropriate applications, data loss, resource abuse, policy violations and other threats.

Marketing

Throughout the quarter many initiatives have been undertaken by the teams at SurfControl aimed at increasing the awareness of SurfControl's solution offerings and to increase the levels of lead generation. A particular highlight was the sponsorship of a Global Trust and Risk survey, conducted by Dr. Monica Whitty of Queen's University Belfast which revealed that employees in all regions of the world take security risks, and mobile users take more risks than desktop users. SurfControl also attended the Gartner IT Security Summit in Washington DC and Microsoft's TechEd Conference.

Strategic channel partnerships and OEM relationships

We have seen continued healthy levels of business coming through the channel and our OEM relationships. The proportion of total billings via the channel increased to 79% in the quarter (Q4 FY06: 65%). The drive to appoint key distributors around the world continued with the appointment of Avnet Inc in Australia. SurfControl's ability to deliver all three threat protection delivery mechanisms of software, appliance and on-demand is a key differentiator in the security market and is very attractive to reseller and distributor partners. Continuing the trend of earlier quarters, billings from OEM partners increased significantly, growing 94% year over year in the fourth quarter.

Extended customer relationships

During the quarter, the Company won 949 new international customers (Q4 FY06: 902) including New South Wales Police Headquarters, Royal Liverpool & Broadgreen Hospitals, Santa Cruz Unified School District, Thomas Cook Deutschland, Palm Beach Community College, Mississippi Department of Human Services, EADS UK, Expressjet Airlines, Royal Botanic Gardens Kew, Landmark Group, Romec, Thales Avionics HQ, Tullett Prebon (Singapore) Limited, EDS Defence Limited, California Credit Union, Volksbank Bosnia BH d.d., Kazan State University of Architecture, Australian Film Commission, Vietnam International Bank, Credicorp Bank and Banco General Ruminahui S.A. New customer additions included 298 on-demand customers reflecting the strong demand for web and e-mail secure content solutions delivered as a service.

Subscription renewal rates were in the target range of 70-80%. Customers who subscribe to our on-demand services continue to renew at rates in excess of 90%. New customer sales were 16% of billings, sales into the customer base 25%, renewals 55% and OEM sales were 4% (Q4 FY06: 19%, 28%, 51% and 2% respectively). The average invoice value in the quarter was $7,400 (Q4 FY6: $7,500). Bundled sales represented 26% of billings (Q4 FY06: 28%).

Corporate Activity

On July 20, 2007 the Company announced that it had posted a document to shareholders (the "Scheme Document") regarding the recommended proposal for the acquisition of SurfControl plc by Websense, Inc ("Websense") which is to be effected by means of a court sanctioned Scheme of Arrangement. Following the clearance of both US and UK antitrust reviews the pre-conditions to the proposal have been met and the process towards completion of the transaction is progressing well.

Should shareholders vote in favour of the scheme and the associated special resolution (scheduled for August 16, as set out in the July 20 announcement) it is anticipated that a Court hearing to sanction the scheme will be held on or around October 2, 2007 and that the scheme will become effective the following day.

Outlook

The Company has performed very well in the fourth quarter especially in the light of challenges arising from being in an Offer Period, delivering a solid overall performance with creditable top line growth. Driving this performance is the commitment and professionalism of our employees, supported by the breadth of SurfControl's product and service offerings, broad international reach and established reseller network.

About SurfControl

SurfControl provides a portfolio of security solutions to protect our customers from Internet threats, deliver business and regulatory compliance, and enable business continuity. SurfControl believes that security should be treated as a science, delivering protection at multiple points -- "in the Cloud" with on-demand security services, on the network with software and appliances, and on the desktop and mobile client. All of SurfControl's solutions for Web, e-mail and endpoint security are backed by industry-leading threat detection technologies, delivered by SurfControl's Global Threat Experts who work 24/7 to provide customers with dynamic zero-day protection. The company protects approximately 16 million users in over 25,000 customers worldwide, and employs more than 600 people in offices across Europe, the Americas, and Asia/Pacific. For further information and news on SurfControl, please visit www.surfcontrol.com.

Caution concerning forward-looking statements

Any statements contained in this announcement that are not historical facts are forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, a number of important factors could cause SurfControl's actual future results to differ materially from those expressed in any such forward-looking statements. The forward-looking statements herein speak only as of today. SurfControl expressly disclaims any obligation or undertaking to update or revise such information.

SurfControl plc
Consolidated income statement
for the twelve months ended 30 June 2007

	Notes	12 month interim period ended 30 June 2007	Year ended 30 June 2006
		$'000	$'000
Revenue	2	127,639	101,886
Cost of sales		(5,726)	(2,409)
Gross profit		121,913	99,477

	Notes		
Selling and distribution before specific items		(70,912)	(54,367)
Specific items*	3	(447)	(2,336)
Total selling and distribution		(71,359)	(56,703)
Research and development before specific items		(26,425)	(18,180)
Specific items*	3	(434)	(1,366)
Total research and development		(26,859)	(19,546)
General and administrative before specific items		(31,659)	(22,167)
Specific items*	3	(3,274)	(3,199)
Total general and administrative		(34,933)	(25,366)
Other operating income/(expenses)		171	(212)
Operating loss		(11,067)	(2,350)
Financing income		2,180	3,213
Financing expense		(551)	(114)
(Loss)/ profit before tax		(9,438)	749
Income tax expense	4	(1,510)	(185)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(10,948)	564
Basic (loss)/ earnings per ordinary share (cents)	5	(40.4)	2.0
Diluted (loss)/ earnings per ordinary share (cents)	5	(40.4)	2.0

* Specific items are defined in note 3.

Consolidated income statement
for the six months ended 30 June 2007

	Notes	6 month interim period ended 30 June 2007	6 month interim period ended 30 June 2006
		$'000	$'000
Revenue	2	66,383	52,663
Cost of sales		(3,500)	(1,158)
Gross profit		62,883	51,505
Selling and distribution before specific items		(37,161)	(30,274)
Specific items*	3	(447)	(50)
Total selling and distribution		(37,608)	(30,324)
Research and development before specific items		(13,991)	(9,364)
Specific items*	3	(434)	-
Total research and development		(14,425)	(9,364)
General and administrative before specific items		(16,145)	(11,846)
Specific items*	3	(3,274)	-
Total general and administrative		(19,419)	(11,846)
Other operating income/(expenses)		239	(99)
Operating loss		(8,330)	(128)
Financing income		887	1,594
Financing expense		(19)	(104)

(Loss)/Profit before tax		(7,462)	1,362
Income tax expense	4	(2,054)	(338)
(Loss)/profit for the period attributable to equity holders of the Parent Company		(9,516)	1,024
Basic (loss)/ earnings per ordinary share (cents)	5	(35.1)	3.7
Diluted (loss)/ earnings per ordinary share (cents)	5	(35.1)	3.6

* Specific items are defined in note 3.

Consolidated income statement
for the three months ended 30 June 2007

	Notes	3 months ended 30 June 2007	3 months ended 30 June 2006
		$'000	$'000
Revenue	2	33,860	27,628
Cost of sales		(1,889)	(651)
Gross profit		31,971	26,977
Selling and distribution before specific items		(19,653)	(16,098)
Specific items*	3	(447)	(50)
Total selling and distribution		(20,100)	(16,148)
Research and development before specific items		(7,176)	(4,929)
Specific items*	3	(434)	-
Total research and development		(7,610)	(4,929)
General and administrative before specific items		(7,918)	(6,106)
Specific items*	3	(3,274)	-
Total general and administrative		(11,192)	(6,106)
Other operating income/(expenses)		270	(30)
Operating loss		(6,661)	(236)
Financing income		438	706
Financing expense		(12)	(3)
(Loss)/ profit before tax		(6,235)	467
Income tax expense	4	(2,402)	(115)
(Loss)/ profit for the period attributable to equity holders of the Parent Company		(8,637)	352
Basic (loss)/ earnings per ordinary share (cents)	5	(31.8)	1.3
Diluted (loss)/ earnings per ordinary share (cents)	5	(31.8)	1.3

* Specific items are defined in note 3.

Group statement of recognised income and expense
for the twelve months ended 30 June 2007

	12 month interim period ended 30 June 2007	Year ended 30 June 2006
	$'000	$'000

(Loss)/ profit for the period	(10,948)	564
Foreign exchange translation differences	(1,519)	(206)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(12,467)	358

for the six months ended 30 June 2007	6 month interim period ended 30 June 2007	Year ended 30 June 2006
	$'000	$'000
(Loss)/ profit for the period	(9,516)	1,024
Foreign exchange translation differences	(21)	(206)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(9,537)	818

for the three months ended 30 June 2007	3 months ended 30 June 2007	3 months ended 30 June 2006
	$'000	$'000
(Loss)/ profit for the period	(8,637)	352
Foreign exchange translation differences	181	(640)
Total recognised income and expense for the period attributable to equity holders of the Parent Company	(8,456)	(288)

Consolidated balance sheet
as at 30 June 2007

	Notes	30 June 2007 $'000	30 June 2006 $'000
Assets			
Plant and equipment		11,002	5,476
Intangible assets	6	49,491	7,700
Liquid investments		1,382	4,657
Deferred tax assets		4,377	6,335
Total non-current assets		66,252	24,168
Current tax receivable		915	1,100
Trade and other receivables	7	27,618	24,765
Cash and cash equivalents		45,691	76,278
Total current assets		74,224	102,143
Total assets		140,476	126,311
Equity			
Issued share capital	8	5,105	5,087
Share premium	8	6,589	5,896
Other reserves	8	2,394	3,913
Retained earnings	8	(13,154)	(5,445)
Total equity attributable to equity holders of the Parent Company		934	9,451
Liabilities			
Deferred tax liabilities		4,967	61
Provisions	11	1,262	666
Total non-current liabilities		6,229	727
Interest-bearing borrowings		-	3
Deferred revenue	9	104,709	93,626
Trade and other payables	10	22,799	14,210
Current tax payable		4,304	5,739

Provisions	11	1,501	2,555
Total current liabilities		133,313	116,133
Total liabilities		139,542	116,860
Total equity and liabilities		140,476	126,311

Consolidated Cash flow statement for the twelve months ended 30 June 2007	Notes	12 month interim period ended 30 June 2007	Year ended 30 June 2006
Cash flows from operating activities		$'000	$'000
(Loss)/profit for the period		(10,948)	564
Depreciation		4,163	2,108
Amortisation of intangible assets		6,477	2,350
Financing income		(2,180)	(3,213)
Financing expense		551	114
Share based charges		3,239	1,780
Income tax expense		1,510	185
Loss on sale of plant and equipment		7	105
Operating cash flow before changes in working capital and provisions		2,819	3,993
(Increase)/decrease in operating receivables		(186)	1,142
Increase in operating payables		6,932	10,786
Increase in provisions		674	19
Cash generated from operations		10,239	15,940
Income taxes (paid)/recovered		(649)	969
Net cash inflow from operating activities		9,590	16,909
Cash flows from investing activities			
Acquisition of plant and equipment		(9,369)	(2,864)
Proceeds from sale of plant and equipment		-	6
Acquisition of business undertaking	12	(38,239)	(659)
Cash acquired with business undertaking	12	2,766	-
Disposal of liquid investments		3,545	1,599
Bank and other interest received		2,323	3,269
Bank and other interest paid		(550)	(14)
Net cash (outflow)/inflow from investing activities		(39,524)	1,337
Cash flows from financing activities			
Proceeds from the issue of share capital		711	1,964
Payment of short term interest bearing borrowings		(2,917)	-
Purchase of own shares		-	(27,145)
Payment of finance lease liabilities		(3)	(19)
Net cash outflow from financing activities		(2,209)	(25,200)
Net decrease in cash and cash equivalents		(32,143)	(6,954)
Cash and cash equivalents at beginning of the period		76,278	82,951
Effect of exchange rate fluctuations on cash held		1,556	281
Cash and cash equivalents at end of the period		45,691	76,278

More to follow, for following part double-click [nRN1H7158B]

Financial Announcements

REG-Surfcontrol PLC Fourth Quarter Earnings - Part 2

RNS Number:7158B
Surfcontrol PLC
Part 2: For preceding part double-click [nRNSH7158B]

Consolidated Cash flow statement
for the six months ended 30 June 2007

	Notes	6 month interim period ended 30 June 2007	6 month interim period ended 30 June 2006
Cash flows from operating activities		$'000	$'000
(Loss)/profit for the period		(9,516)	1,024
Adjustments for:			
Depreciation		2,357	1,051
Amortisation of intangible assets		3,329	1,175
Financing income		(887)	(4,832)
Financing expense		19	104
Share based charges		1,389	1,321
Income tax expense		2,054	338
Loss on sale of plant and equipment		7	18
Operating cash flow before changes in working capital and provisions		(1,248)	199
Increase in operating receivables		(2,665)	(2,414)
Increase in operating payables		9,578	7,306
Increase/(decrease) in provisions		560	(124)
Cash generated from operations		6,225	4,967
Income taxes paid		(1,477)	(336)
Net cash inflow from operating activities		4,748	4,631
Cash flows from investing activities			
Acquisition of plant and equipment		(3,172)	(2,454)
Proceeds from sale of plant and equipment		-	6
Acquisition of business undertaking		-	(364)
Disposal of liquid investments		1,648	8
Bank and other interest received		895	1,544
Bank and other interest paid		(18)	(4)
Net cash outflow from investing activities		(647)	(1,264)
Cash flows from financing activities			
Proceeds from the issue of share capital		161	1,652
Purchase of own shares		-	(10,474)
Payment of finance lease liabilities		-	(28)
Net cash inflow/(outflow)from financing activities		161	(8,850)
Net increase/(decrease) in cash and cash equivalents		4,262	(5,483)
Cash and cash equivalents at beginning of the period		40,487	77,221
Effect of exchange rate fluctuations on cash held		942	1,284
Cash and cash equivalents at end of the period		45,691	73,022

Consolidated Cash flow statement for the three months ended 30 June 2007	Notes	3 months ended 30 June 2007	3 months ended 30 June 2006
		$'000	$'000

	$'000	$'000
Cash flows from operating activities		
(Loss)/profit for the period	(8,637)	352
Adjustments for:		
Depreciation	1,190	555
Amortisation of intangible assets	1,664	588
Financing income	(438)	(806)
Financing expense	12	103
Share based charges	478	691
Income tax expense	2,402	115
Loss on sale of plant and equipment	7	24
Operating cash flow before changes in working capital and provisions	(3,322)	1,622
Increase in operating receivables	(3,539)	(5,240)
Increase in operating payables	11,603	6,940
Increase/(decrease) in provisions	650	(199)
Cash generated from operations	5,392	3,123
Income taxes recovered/(paid)	5	(39)
Net cash inflow from operating activities	5,397	3,084
Cash flows from investing activities		
Acquisition of plant and equipment	(666)	(2,212)
Acquisition of business undertaking	-	(364)
(Acquisition)/Disposal of liquid investments	(1,248)	14
Bank and other interest received	393	806
Bank and other interest paid	(12)	(3)
Net cash outflow from investing activities	(1,533)	(1,759)
Cash flows from financing activities		
Proceeds from the issue of share capital	111	927
Purchase of own shares	-	(2,529)
Payment of finance lease liabilities	-	(5)
Net cash inflow/(outflow) from financing activities	111	(1,607)
Net increase/(decrease) in cash and cash equivalents	3,975	(282)
Cash and cash equivalents at beginning of the period	41,049	75,484
Effect of exchange rate fluctuations on cash held	667	1,076
Cash and cash equivalents at end of the period	45,691	76,278

Notes to the un-audited financial information
for the twelve months ended 30 June 2007

1. Basis of preparation

This interim financial information has been prepared under the same accounting policies, and methods of computation as applied in the Group's most recent full year financial statements. In addition the following accounting policy has been adopted for acquired intangible assets.

* Intangible assets
During the period the Group's parent undertaking acquired the entire issued share capital of Black Spider Technologies Limited. As a consequence of this acquisition, the Group has recognised additional intangible assets including brands, customers relationships and customer contacts, which have been recognised on the basis that they are separable, arise from contractual or other legal rights, and can be measured reliably. Future economic benefits are expected to flow from the assets, which are carried at fair value, and are to be amortised to the income statement over an estimated useful economic life of five years. These additional intangible assets are subject to impairment testing, in accordance with the Group's existing accounting policies, on an annual or more frequent basis, and would be impaired to the extent

that the recoverable amount is less than the asset carrying value.

The comparative financial information for the full year ended 30 June 2006 is abridged, and does not constitute SurfControl plc's statutory accounts for that year within the meaning of section 240 of the Companies Act 1985. The financial statements for year ended 30 June 2006 have been reported on by KPMG Audit Plc. The report of the auditor was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The Company has changed its accounting reference date from 30 June to 31 December. As a consequence this financial information represents a second set of interim accounts in respect of an extended 18 month financial reporting period ended 31 December 2007.

The financial information for the twelve, six and three month periods ended 30 June 2007 is un-audited.

2. Segment reporting

Segment reporting is presented in the condensed financial information on a geographical basis, reflecting the Group's management and internal reporting structure. Geography is therefore the primary basis of segment reporting in the current and preceding financial periods.

The Group had one business segment during the current and preceding financial periods, being the development and sale of Internet security products and managed services.

Revenue by customer location for the 12 months ended 30 June 2007	12 months ended 30 June 2007 $'000	12 months ended 30 June 2006 $'000
United Kingdom	33,411	22,662
Mainland Europe	14,034	8,186
Americas	65,990	61,414
Australia and New Zealand	7,813	6,671
Rest of the World	6,391	2,953
	127,639	101,886

Revenue by customer location for the 6 months ended 30 June 2007	6 months ended 30 June 2007 $'000	6 months ended 30 June 2006 $'000
United Kingdom	18,087	9,882
Mainland Europe	7,653	5,171
Americas	33,245	31,610
Australia and New Zealand	4,198	3,414
Rest of the World	3,200	2,586
	66,383	52,663

Revenue by customer location for the 3 months ended 30 June 2007	3 months ended 30 June 2007 $'000	3 months ended 30 June 2006 $'000
United Kingdom	9,055	5,308
Mainland Europe	4,077	2,764
Americas	16,812	16,299
Australia and New Zealand	2,188	1,749
Rest of the World	1,728	1,508
	33,860	27,628

3. Specific items
Specific items relate to significant one-off charges that are not directly attributable to the trading performance of the Group, and which are distinguished from operating costs when reporting to management.
The specific item categories are as follows:

	12 months ended 30 June 2007 $'000	12 months ended 30 June 2006 $'000
Legal and professional advisory fees (a)	2,759	-
Employee retention bonuses and related social security costs (b)	1,396	-
Onerous lease charges (c)	-	1,254
Restructuring (c)	-	5,647
	4,155	6,901

	6 months ended 30 June 2007 $'000	6 months ended 30 June 2006 $'000
Legal and professional advisory fees (a)	2,759	-
Employee retention bonuses and related social security costs (b)	1,396	-
Onerous lease charges (c)	-	-
Restructuring (c)	-	50
	4,155	50

	3 months ended 30 June 2007 $'000	3 months ended 30 June 2006 $'000
Legal and professional advisory fees (a)	2,759	-
Employee retention bonuses and related social security costs (b)	1,396	-
Onerous lease charges (c)	-	-
Restructuring (c)	-	50
	4,155	50

(a) Legal and professional fees relate to negotiating and drafting the terms of a conditional cash offer by Websense SC Operations Ltd (a subsidiary of Websense, Inc) for the Company.
(b) Retention bonuses have been granted to key operational employees conditional upon continued employment over the offer period. (c) During the preceding period the Group carried out a restructuring programme, which involved the closure of certain sales offices, changes in management structure, and re-organisation of department functions. Vacant possession of relevant leases has been retained until such time as they expire or are assigned. Amounts equivalent to the rent arising from the un-expired portion of these leases have been charged to the income statement in the relevant period as a specific item, net of amounts receivable under sub-lease arrangements.

4. Income tax expense

	12 months ended 3 0 June 2007 $'000	Year ended 30 June 2006 $'000
Current tax:		
US Federal and state tax	458	(192)
Non US Corporation tax	(220)	(1,980)
(Under)/Over provision in respect of previous years	(193)	166
Total current tax credit/ (expense)	45	(2,006)
Deferred tax:		

Tax loss (de-recognition)/recognition	(3,953)	15
Origination and reversal of temporary differences	2,149	1,806
Effect of reduction in Corporation tax rate	249	-
Total deferred tax	(1,555)	1,821
Total income tax expense	(1,510)	(185)

	6 months ended 30 June 2007 $'000	6 months ended 30 June 2006 $'000
Current tax:		
US Federal and state tax	61	(125)
Non US Corporation tax	237	(2,043)
(Under)/Over provision in respect of previous years	(193)	166
Total current tax credit/ (expense)	105	(2,002)
Deferred tax:		
Tax loss de-recognition	(3,560)	(35)
Origination and reversal of temporary differences	1,152	1,699
Effect of reduction in Corporation tax rate	249	-
Total deferred tax	(2,159)	1,664
Total income tax expense	(2,054)	(338)

	3 months ended 30 June 2007 $'000	3 months ended 30 June 2006 $'000
Current tax:		
US Federal and state tax	112	40
Non US Corporation tax	100	(105)
(Under)/Over provision in respect of previous years	(332)	166
Total current tax (expense)/credit	(120)	101
Deferred tax:		
Tax loss de-recognition	(3,504)	(899)
Origination and reversal of temporary differences	973	683
Effect of reduction in Corporation tax rate	249	-
Total deferred tax	(2,282)	(216)
Total income tax expense	(2,402)	(115)

5. (Loss)/earnings per share

Basic and fully diluted (loss)/earnings per ordinary share are calculated as follows:

	12 months ended 30 June 2007 $'000	Year ended 30 June 2006 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	(10,948)	564
Basic weighted average ordinary shares in issue	27,109,347	28,145,589
Dilutive effect of share based instruments	-	696,193
Diluted weighted average ordinary shares in issue	27,109,347	28,841,782

Basic (loss)/earnings per ordinary share (cents)	(40.4)	2.0
Diluted (loss)/earnings per ordinary share (cents)	(40.4)	2.0

	6 months ended 30 June 2007 $'000	6 months ended 30 June 2006 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	(9,516)	1,024
Basic weighted average ordinary shares in issue	27,135,759	27,457,873
Dilutive effect of share based instruments	-	918,493
Diluted weighted average ordinary shares in issue	27,135,759	28,376,366
Basic (loss)/earnings per ordinary share (cents)	(35.1)	3.7
Diluted (loss)/earnings per ordinary share (cents)	(35.1)	3.6

	3 months ended 30 June 2007 $'000	3 months ended 30 June 2006 $'000
(Loss)/profit after taxation (for basic and diluted earnings per share)	(8,637)	352
Basic weighted average ordinary shares in issue	27,137,962	27,195,646
Dilutive effect of share based instruments	-	817,485
Diluted weighted average ordinary shares in issue	27,137,962	28,013,131
Basic (loss)/earnings per ordinary share (cents)	(31.8)	1.3
Diluted (loss)/earnings per ordinary share (cents)	(31.8)	1.3

Own shares held by the Company or its employee benefit trust of 4,256,098 (30 June 2006: 4,256,098) have been treated as cancelled for the purpose of the earnings per share calculation.

6. Intangible assets

	Goodwill $'000	Customer contracts and relationships $'000	Brands $'000	Intellectual Property $'000	Development Costs $'000	Total $'000
Cost:						
At 1 July 2006	544	-	-	18,386	391	19,321
Additions (note 12)	26,721	13,891	3,561	3,698	397	48,268
At 30 June 2007	27,265	13,891	3,561	22,084	788	67,589
Amortisation and Impairment:						
At 1 July 2006	544	-	-	10,888	189	11,621
Provided during the period	-	2,662	683	2,977	155	6,477
At 30 June 2007	544	2,662	683	13,865	344	18,098
Net book value at 30 June 2007	26,721	11,229	2,878	8,219	444	49,491
Net book value at 30 June 2006	-	-	-	7,498	202	7,700

Intellectual property, and other intangible assets acquired upon purchase of the entire share capital of BlackSpider Technologies Limited on 13 July 2006, are included at fair value or replacement cost, and are included in additions. The acquired intellectual property at 1 July 2006 relates to the written down values of linux based appliance, and spyware technology purchased during 2004 and 2005.

7. Trade and other receivables

	30 June 2007 $'000	30 June 2006 $'000
Current:		
Trade receivables	24,365	21,262
Other receivables and prepayments	3,253	3,503
	27,618	24,765

8. Capital and reserves
Group reconciliation of changes in equity

	Issued share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Translation reserve $'000	Retained earnings $'000	Total $'000
As at 1 July 2006	5,087	882	5,896	3,031	(5,445)	9,451
Total recognised income and expense	-	-	-	(1,519)	(10,948)	(12,467)
Exercise of options	18	-	693	-	-	711
Equity settled transactions	-	-	-	-	3,239	3,239
As at 30 June 2007	5,105	882	6,589	1,512	(13,154)	934
As at 30 June 2006	5,087	882	5,896	3,031	(5,445)	9,451

At 30 June 2007 the Company held 2,750,586 shares in treasury (30 June 2006: 2,750,586 shares).

At 30 June 2007 the Group's employee benefit trust ("EBT") held 1,505,512 shares (30 June 2006: 1,505,512 shares). The shares held by the EBT are listed on a recognised stock exchange, and their open market value at 30 June 2007 was $20,214,000 (£10,087,000). The nominal value held was $302,000 (£151,000). The EBT is a discretionary trust for the benefit of employees, and the shares are used to satisfy certain Group liabilities in respect to share based emoluments that have been provided to them.

The cost of own share purchases for treasury and the EBT has been charged to Retained earnings. No own shares were acquired during the period.

9. Deferred revenue
Deferred revenue is due to be recognised as revenue in the income statement as follows:

	30 June 2007 $'000	30 June 2006 $'000
Current:		
In less than one year	74,089	63,890
In more than one year	30,620	29,736
	104,709	93,626

10. Trade and other payables

	30 June 2007 $'000	30 June 2006 $'000
Current:		

Trade payables	4,201	1,422
Sales taxes & social security costs	2,683	2,091
Non trade payables and accrued expenses	15,915	10,697
	22,799	14,210

11. Provisions

	30 June 2007 $'000	30 June 2006 $'000
Current		
Revenue	394	900
Legal	900	917
Restructuring	-	122
Onerous leases	207	616
	1,501	2,555
Non Current		
Onerous leases	348	481
Share based employment taxes	914	185
	1,262	666
Total provisions	2,763	3,221

12. Acquisitions

Acquisition of Black Spider Technologies Limited ("BST")

On 13 July 2006 the Group's parent undertaking, SurfControl plc, acquired the entire share capital of BST an "on demand" security services company. The purchase price including directly attributable acquisition costs was $38,239,000 paid in cash, together with the assumption of interest bearing borrowings with a fair value of $2,296,000.

Acquiree net liabilities at the acquisition date, together with intangible assets. and deferred tax amounts recognised on acquisition were as shown on page 17:

	Carrying values $'000	Fair value adjustments (1) $'000	Recognised values $'000
Customer relationships and contracts (1a)	-	13,891	13,891
Brands (1a)	-	3,561	3,561
Intellectual property (1a)	-	3,698	3,698
Internal development costs (1a)	-	397	397
Deferred tax assets (1a)	-	697	697
Deferred tax liabilities (1a)	-	(6,464)	(6,464)
Plant and equipment	914	-	914
Trade and other receivables	2,108	-	2,108
Tax recoverable	373	-	373
Cash and cash equivalents	2,766		2,766
Interest bearing borrowings (1b)	(2,216)	(80)	(2,296)
Deferred revenue	(6,246)	-	(6,246)
Trade and other payables (1c)	(1,673)	(208)	(1,881)
Net identifiable assets	(3,974)	15,492	11,518
Goodwill (3)			26,721
Total consideration (2)			38,239
Unpaid or accrued acquisition costs			-
Cash outflow			38,239

Cash acquired from acquisition	2,766

Notes:
(1) The fair value adjustments relate to:
(a) recognition of acquired purchase intangibles together with deferred tax assets and liabilities.
(b) Interest bearing borrowings acquired being restated to fair value.
(c) Additional accruals for professional fees, employer tax obligations on options, and bonuses.
(2) Acquisition costs were $1,331,000.
(3) Goodwill, intangible assets, and deferred tax amounts, together with the net liabilities of BST, are denominated in GBP.

The fair value of intangible assets, deferred tax, and the fair value adjustments are based on management's best estimates, and will be finalised in the Group's 2007 full year financial statements. Goodwill represents the value of assets which cannot be separately recognised under IFRS, or which cannot be currently recognised on the grounds of uncertainty, including the value of the acquiree's workforce, potential revenue from cross selling into the Group's existing customer base, leverage of the on demand managed services outside of the UK/EMEA region, tax losses, and operating cost synergies.

BST contributed subscription revenue of $13,449,000 and a loss of $4,193,000 after tax to the Group for the twelve month period. The audited financial statements for the year ended 30 June 2006 under BST's UK GAAP accounting policies reported subscription revenue of $7,087,000 and a loss after tax of $6,788,000.

13. Contingent liabilities

The Board has recommended a conditional cash offer from Websense SC Operations Limited, a wholly own subsidiary of Websense, Inc ("Websense") for the entire issued and to be issued share capital of the Company. In connection with the offer, the Board has agreed bank advisory fees contingent upon successful completion of the proposed acquisition. The offer is conditional upon shareholder approvals, and sanction by the High Court of Justice of England and Wales of a share scheme of arrangement under section 425 of the Companies Act 1985. Contingent bank advisory fees amount to approximately $6 million.

In addition, and as an inducement to Websense, the Board agreed to pay a fee amounting to 1% of the entire fully diluted share capital, valued at the closing price on26 April 2007, being the date of the transaction agreement between the parties. This fee of approximately $2 million is payable contingent upon a firm alternative offer being made for the whole or material part of the issued or to be issued share capital of the Company, such that the cash offer by Websense would not proceed, or other events as more fully detailed in the circular to shareholders, dated 20 July 2007.

The cash offer shall close on the share scheme effective date which is expected to be on or around 3rd October 2007. Due to the nature of the contingent events outlined above neither liability has been provided for in this financial information.

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited for the 12 months ended 30 June 2007 Pro-forma operating profit for the period is as follows:

	12 months ended 30 June 2007	Year ended 30 June 2006 Un-audited
	$'000	$'000
Pro-forma operating profit	7,673	10,921

Management define pro-forma operating profit as operating profit before the following:
(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;

(5) Specific items referred to in note 3, which for the period were professional fees and retention bonuses. Pro-forma profit operating for the twelve month period ended 30 June 2007 is calculated as follows:

12 months ended 30 June 2007	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of acquired intangible assets	(3) Asset recognition and and amortisation of internal development costs	(4) Depreciation of plant and equipment	(5) Specific Items (professional fees and retention bonus)	Pro-forma operating profit
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Selling and distribution	(71,359)	1,431	3,345	-	2,252	447	(63,884)
Research and development	(26,859)	814	3,052	80	1,211	434	(21,268)
General and administrative	(34,933)	1,700	-	-	700	3,274	(29,259)
Other operating expenses	171	-	-	-	-	-	171
Total operating costs	(132,980)	3,945	6,397	80	4,163	4,155	(114,240)
Gross profit							121,913
Pro-forma operating profit							7,673

Supplementary cash flow information

Group operating cash flow before cash flows associated with specific items referred to in note 3, and Group free cash is as follows:

	12 months ended 30 June 2007 $'000	Un-audited Year ended 30 June 2006 $'000
Cash generated from operations	10,239	15,940
Specific items	1,595	6,623
Operating cash (restated)	11,834	22,563
Specific items	(1,595)	(6,623)
Bank and other interest received	2,323	3,269
Bank and other interest paid	(550)	(14)
Income taxes (paid)/recovered	(649)	969
Acquisition of plant and equipment	(9,369)	(2,864)
Sale of plant and equipment	-	6
Free cash	1,994	17,306

Reconciliation of Operating profits to Pro-forma operating profit- Un-audited for the 3 month period ended 30 June 2007

Pro-forma operating profit for the period is as follows:

	3 months ended 30 June 2007	3 months ended 30 June 2006
	$'000	$'000
Pro-forma operating profit	1,494	1,519

Management define pro-forma operating profit as operating profit before the following:

(1) Share based compensation and related employment taxes;
(2) Amortisation and impairment of intangible assets;
(3) Asset recognition and amortisation of internal development costs
(4) Depreciation of plant and equipment;
(5) Specific items referred to in note 3, which for the period were professional fees and retention bonuses.

Pro-forma profit operating for the three month period ended 30 June 2007 is calculated as follows:

	Operating costs per income statement	(1) Share based payments and related employment taxes	(2) Amortisation and impairment of acquired intangible assets	(3) Asset recognition and amortisation of internal development costs	(4) Depreciation of plant and equipment	(5) Specific Items (professional fees and retention bonus)	Pro-forma operating profit
3 months ended 30 June 2007	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Selling and distribution	(20,100)	487	872	-	647	447	(17,647)
Research and development	(7,610)	359	772	20	347	434	(5,678)
General and administrative	(11,192)	300	-	-	196	3,274	(7,422)
Other operating expenses	270	-	-	-	-	-	270
Total operating costs	(38,980)	1,146	1,644	20	1,190	4,155	(30,477)
Gross profit							31,971
Pro-forma operating profit							1,494

Supplementary cash flow information

Group operating cash flow before cash flows associated with specific items referred to in note 3, and Group free cash is as follows:

	3 months ended 30 June 2007 $'000	3 months ended 30 June 2006 $'000
Cash generated from operations	5,392	3,123
Specific items	1,016	1,027
Operating cash (restated)	6,408	4,150
Specific items	(1,016)	(1,027)
Bank and other interest received	393	806
Bank and other interest paid	(12)	(3)
Income taxes paid	5	(39)
Acquisition of plant and equipment	(666)	(2,212)
Free cash	5,112	1,675

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7356B
UBS AG (EPT)
08 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	07 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	350,431	1.22%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	350,431	1.22%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	28	687.5 pence
PURCHASE	322	688.5
SALE	120	689.5
SALE	142	689.5
SALE	109	689.5
SALE	1079	689.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	08 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDISSGGGRI

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7370B
UBS AG (EPT)
08 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	07 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
2,441	6.90 GBP	6.90 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	08 AUGUST 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDISUGGGRI

Financial Announcements

REG-Hermes Inv Mngmt Rule 8.3- Surfcontrol Plc

RNS Number:7395B
Hermes Investment Management
08 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HERMES INVESTMENT MANAGEMENT LTD
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares 10p
Date of dealing	7 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	627,280	2.181		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	627,280	2.181		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Transfer to external manager	56,653	

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8 August 07
Contact name	Valerie Davidson
Telephone number	020 7680 2177
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUWVARBBBRWRAR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:7458B
Morgan Stanley Securities Ld(EPT)
08 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	0.0000	0.0000

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
146	6.8950	6.8400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	146	6.8766

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFEFTEITIID

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	07 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	638,481	2.22%	6,317	0.02%
(2) Derivatives (other than options)	119,157	0.41%	221,770	0.77%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	757,638	2.63%	228,087	0.79%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	3,573	6.8884

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8183B
UBS AG (EPT)
09 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	08 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	350,390	1.22%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	350,390	1.22%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	41	687 pence

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	09 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIUUGGGRC

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8231B
UBS AG (EPT)
09 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	08 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
2,441	6.90 GBP	6.90 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	09 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDGDIGBGGGRC

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:8266B
Morgan Stanley Securities Ld(EPT)
09 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	08 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
435	6.9300	6.8600

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	300	6.8610

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)

Nature of connection (Note 6) Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFEFTSIAIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8941B
UBS AG (EPT)
10 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	09 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	350,390	1.22%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	350,390	1.22%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	200	687.5 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	10 AUGUST 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIIDBGGRG

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9042B
Surfcontrol PLC
10 August 2007

LETTER TO: SURFCONTROL PLC
08 August 2007

Disclosure of Holdings

Below a notification in accordance with DTR 5 of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006, of the holdings of Deutsche Bank AG and its subsidiary companies in the shares of Surfcontrol Plc.

Deutsche Bank AG, London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

From: Deutsche Bank AG London

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation: DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.): TILNEY INVESTMENT MANAGEMENT

5. Date of the transaction and date on which the threshold is crossed or reached if different): 06/08/2007

6. Date on which issuer notified: 08/08/2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	1,165,455	1,165,455

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0002901790	1,439,094	1,439,094	500	5.00%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,439,594	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DAVID LINDSAY/ANDREW ANDERSON

15. Contact telephone number: +00 44 207 545 8533/8532

END

HOLBDGDIBDBGGRG

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:9245B
Morgan Stanley Securities Ld(EPT)
10 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	09 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
3,157	6.8800	6.8000

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
384	6.8750	6.8000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
N/A	N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)

Nature of connection (Note 6) Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSETDIILID

END